Exhibit 4.55
Sales Contract
Contract No.: XS120080238
Signing Place: Seller’s location
Signing Date: August 20, 2008

The Seller: China Sunergy (Nanjing)Co., Ltd.	The Buyer: CEEG (Shanghai) Solar Science & Technology Co., Ltd.
Add.: No. 123, West Focheng Road, Economy and Technology Development Zone, Jiangning, Nanjing	Add.: No.68，West Gangde Road, Songjiang District, Shanghai
Postal code: 211100	Postal code: 214128
Legal representative: Lu Tingxiu	Legal representative: Cai Zhifang
Contact person: Zou Jianhua	Authorized agent: Tao Qiang
Tel.: 025-52766767	Tel.: 021-57850711
Fax: 025-52766767	Fax: 021-57850700

Through friendly consultation between both parties and in accordance with the Contract Law of the People’s Republic of China, the parties hereto agree to enter into the following contractual terms in connection with purchase of the following goods for mutual observance and performance:

1.	Goods summary
Name of goods	Specification & parameter	Quantity	Unit	Unit price (yuan/w)	Total amount
Multicrystalline 156 cells (including A, A2, A3)	conversion efficiency 13%	100,000 About 340,900	Piece Watt	25	About RMB 9,204,300
	Range of conversion efficiency 14%~14.25%			28
Total amount (in words): Around Renminbi Nine Million Two Hundred and Four Thousand Three Hundred
Remarks: The price includes 17% value-added tax.

2.	Time and terms of payment:
After the effectiveness of the Contract, the Buyer shall remit payment for goods into the account designated by the Seller as prescribed in Article 4.3 (The Seller does not accept any other methods of settlement).
   Account at Jiangning Sub-branch of China Merchants Bank: 078002380175610001.

3.	Packing requirements: The goods shall be packed in carton boxes suitable for highway transportation so as to meet the requirements of long-distance and long–time transportation.

4.	Term and place of delivery
4.1Place of delivery: the Seller’s location.
4.2 In case the Buyer asks the Seller to arrange the transportation for it, the Buyer shall remit the payment for goods, together with corresponding freight and insurance premium to the account designated by the Seller. The transportation risks shall be borne by the Buyer.
4.3 Partial shipment is permitted. The Buyer shall remit the payment for goods of such batch to the account designated by the Seller within three working days upon receipt of the shipping order containing specific power list from the Seller according to actual quantity and amount of the shipment.
4.4 The Seller shall deliver all goods within seven days upon receipt of 100% payment for such batch from the Buyer.
4.5 The Seller shall deliver VAT (value-added tax) invoice to the Buyer within ten days upon delivery of such batch of goods.

5.
Quality requirements and technical standards: See Appendix I (i.e. detailed product specifications of China Sunergy (Nanjing)Co., Ltd., The shipment and transportation terms in Article 5.4 thereof are inapplicable).

6.	Quantity and quality inspection and objection:
The Buyer shall complete quantity and quality inspection in accordance with the standards prescribed hereunder within seven days after picking up the goods. Any quality claims shall be issued by Buyer in writing in three days upon detection, and shall be inspected by a third party agreed upon by both parties. If the Buyer fails to raise a quality claim within 10 days after delivery, the Seller’s products shall be deemed as qualified. Any quantity claims shall be raised within seven days after picking up the good. Otherwise it shall be deemed that the quantity delivered is in accordance with the stipulations hereof.

7.	Transfer
Neither party may transfer all or part of rights and obligations hereunder without written approval of the other party.

8.	Confidentiality
The parties and their employees, agents, representatives or consultants shall treat all terms and conditions of the Contract and any supplemental agreement thereof as trade secret, which shall not be disclosed to any third party without consent of the other party. Otherwise, the breaching party shall make compensation to the abiding party, which is twice of the direct or indirect losses suffered by the abiding party.

9.	Force majeure
Where either party hereof is unable to perform the Contract due to a force majeure event, the affected party shall within seven days after occurrence of such event notify the other party in writing and shall submit a written certification issued by a related department within fifteen days after the end of the event. The affected party could be partially or wholly exempted the liability in the light of the impact caused by the force majeure event. Where an event of force majeure occurs after the party’s delay in performance, the defaulting party shall not be released from its liabilities

10.	Integrity Assurance
Where the Buyer or any employee thereof in the name of the company or individual presents monetary gift, precious items or securities to any employee of the Seller directly or indirectly, or provides unjust interests in other guised forms, or in the name of the company or individual carries out transaction similar to the Contract with any employee of the Seller or any third party introduced thereby, their behavior shall be deemed as infringement upon interests of the Seller. The Buyer shall make compensation to the Seller, which is twice of the direct and indirect losses incurred by the Seller therefor. Furthermore, the Buyer shall pay breach penalty to the Seller, which accounts for 20% of the total contract price.
The integrity report method for the Seller: Supervision Committee of China Sunergy (Nanjing) Co., Ltd., 025-52766726 yunie.cheng@chinasunergy.com.

11.	Dispute resolution
Any and all disputes arising from validity, performance and interpretation and so on of the Contract shall first be resolved by the parties through amicable consultation. In case such consultation fails, the disputes shall be governed by the people’s court of first instance with jurisdiction where the Seller is located. All related fees paid for litigation (including attorney fees, travel fees, evidence collection fees, notarization fees and litigation fees, etc) shall be borne by the losing party.

12.	Effective and miscellaneous
12.1The Contract shall take effect upon signature by both parties or seal by the special authorized agents. In case the contract text covers more than one page, seal on the perforation shall be affixed to such pages.
12.2 The Contract is in duplicate, with each party holding one counterpart respectively. Both counterparts shall have the same legal effect. The parties hereto shall send the original contract text to each other within three working days as of the date hereof. The fax copy shall have the same effect as the original.
12.3 Any matters not covered hereunder shall be mutually negotiated by both parties and be set forth in the supplementary agreements, which shall have the same legal effect as the Contract. In case of conflict between the contents of Appendix I (Detailed product specifications) and those hereof, the contents hereof shall prevail.

The Seller: China Sunergy (Nanjing) Co., Ltd. /Seal/	The Buyer: CEEG (Shanghai) Solar Science & Technology Co., Ltd. /Seal/
Date:	Date: